

January 7, 2015

<u>Via Email</u>
Craig Brandman
Chief Executive Officer
StepOne Personal Health, Inc.
9107 Wilshire Group, Suite 450
Beverly Hills, CA 90210

> **Re:**   **StepOne Personal Health, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed December 11, 2014**
> **File No. 024-10385**

Dear Mr. Brandman:

We have reviewed your amended offering statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2014.

<u>General</u>

1. Based on your response to prior comment 1 we are currently unable to concur that ASM is not acting as an underwriter in the distribution of your securities, or that it is not required to be named as such in the offering statement. The term 'underwriter' includes any person who participates or has a direct or indirect participation in the distribution of any security. It appears that ASM is participating in the distribution of your securities through its comprehensive involvement in the offering process, including but not limited to its design and operation of a website enabling the offer of the securities, its preparation of the offering statement, and its overall design of the proposed offering including the material terms of your convertible preferred securities. ASM received five percent of your common stock as a fee and will be paid up to five percent of the offering proceeds for these and other actions by it in the process of distributing your securities. Please clarify why you believe the collective activities of ASM, coupled with the compensation it will receive, do not constitute "participation" in the distribution.

2. We have reviewed your response to prior comment 2. Please provide your analysis of how the information posted on Alternative Securities Markets Group's website and on YouTube regarding the company and the offering comply with Rule 251(d)(1)(ii) regarding offers after the Form 1-A offering statement is filed.

3.   We note that Alternative Securities Markets Group is not a registered broker-dealer and that it will engage in the distribution process for StepOne's securities and receive compensation for its assistance in that process.   In your response letter please provide us with a thorough legal analysis of ASM's views regarding whether it will be required to register as a broker-dealer in order to participate as contemplated in the offering. Please describe in detail how the ASM website will interact with potential investors for StepOne's stock by providing us descriptive information as well as screen shots that portray the website interactions with potential investors. Please ensure that your response describes how questionnaires and subscription agreements are disseminated, gathered, evaluated and stored. Describe the legal and practical consequences of completing a questionnaire as well as a subscription agreement.

Part I – Notification Under Regulation A

Item 5. Unregistered Securities Issued or Sold Within One Year, page 4

4.   We note your response to prior comment 5. Please revise to state the aggregate offering price or other consideration for which the shares were issued and the basis for computing that amount. Refer to Item 5(a)(3) of Regulation A.

Item 6. Other Present or Proposed Offerings, page 6

5.   You state that you are "also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S." In your response letter please describe the interaction of the Regulation A and Regulation S components of your offering. Provide us your analysis of whether the use of the ASM website for the distribution of the StepOne securities are "directed selling efforts" within the meaning of Rule 901(c).

Offering Circular

Item 1. Cover Page, page 7

6.   We are reissuing prior comment 7. Please revise to describe clearly the material terms of your offering, including but not limited to the following:

•   Consistently disclose that the minimum amount of securities that needs to be sold in this offering is $100,000 as you state on page 18 and elsewhere in the offering statement. Revise the chart on page 9 as well as the cover page presentation, accordingly. Clarify the date by which the minimum amount must be received and what will occur if this amount is never received. Further, please clarify whether and the extent to which purchases by affiliates may count toward the minimum offering. Refer to Item 2 of Offering Circular Model B.

- Disclose the components of the units of the 9% Convertible Preferred Stock Units that you are offering.

- Disclose the conversion features of the securities to be offered as required by Item 1(d) of Form 1-A.

- Disclose the duration of the offering, including the circumstances, if any, in which the offering period may be extended as well as the term of any potential extended offering period.

7.	We reiterate prior comment 8, which sought clear disclosure of whether subscriptions will be placed in an escrow or trust account until the apparent minimum of $100,000 is reached. If you do not plan to use a subscription agreement, ensure that any references to your plan to return proceeds in the event the minimum is not satisfied explain that in the absence of an escrow agreement, the subscriptions will be subject to claims of creditors of StepOne which may lose control over the subscriptions and may not be able to return them. Provide cover page as well as risk factor discussion in this regard, as applicable.

8.	With respect to prior comment 9, modify the cover page legend so it is provided in the exact form specified by Rule 253(d).

Part II – Offering Circular

Item 3. Summary Information, Risk Factors, and Dilution, page 11

9.	Refer to prior comment 11 and revise throughout the Risk Factors section as needed to ensure that the captions of your risk factors state the risk to investors that is presented by the condition or uncertainty that you have identified as the source of each material risk.

10.	We are reissuing prior comment 12. Please add risk factor disclosure discussing the illiquid nature of your preferred stock and the common stock into which the preferred stock must be converted by year 5. For example, we note your disclosure on page 40 that shareholders can sell the preferred stock back to the company at any time after two years for the full face value plus accrued interest, but that you have no obligation to purchase the preferred stock.

Item 4. Plan of Distribution, page 18

11.	Please refer to prior comment 17 and revise your document to explain whether you will return the funds to investors if you are unable to sell the minimum amount of $100,000 in this offering. Disclose whether you will deduct fees from any amount that you return and the timing of the return of funds. Clarify to state that the amount of funds actually collected from checks that have cleared the interbank payment system as reflected in the records of the insured depository institution is the only factor assessed in determining whether the offering completion condition has been met.

12.   We are reissuing prior comment 18. With a view toward disclosure, please describe the process for the gathering of the subscriptions, how the determination will be made as to whether all the shares have been sold, and who has these responsibilities.

13.   You disclose that you intend to offer and sell securities directly by the company and management. However, you also indicate on page 17 that units sold by broker-dealers will receive a commission of 5-10%. Explain when and how the exact payments owed to participating broker-dealers would be made. Identify the broker-dealers who will selling units by means of this offering statement and more fully explain how their distribution of the securities relates to the distribution to be conducted by issuer affiliates in reliance on Rule 3a4-1, and the activities of ASM regarding the offering. Tell us whether FINRA will evaluate the compensation to be paid to member broker-dealer firms and the status of its evaluation in that respect. If FINRA is not required to evaluate the compensation to be paid to its members in this transaction, please tell us the basis of this conclusion.

Item 5. Use of Proceeds to Issuer, page 19

14.   We note your response to prior comment 20. Disclosure that assumes the maximum number of shares being offered will be sold is generally not appropriate in the context of a best efforts offering with a minimum component that represents less than five percent of the maximum offering proceeds. Please revise your disclosure to include a tabular presentation that provides information in the event of the sale of the offering minimum and also provides proceeds information for offering completion rates such as 25% and 50% of the total offering.

15.   Please separately disclose the amount of fees and expenses being paid to ASM from the offering proceeds.

Item 6. Description of Business, page 20

16.   We are reissuing prior comment 22. Please clarify when the company was formed. We note your disclosure in the risk factors stating the company was formed in May 2010 and converted into a corporation from a limited liability company in April 2014. However, on page 22 you state the company was founded in 2012. Please advise or revise.

17.   We note your response to prior comment 23. Please revise to disclose the number of your current active users.

18.   With respect to your response to prior comment 24, please provide a description of the process by which customers would utilize your services and consider including examples of how customers would initiate using your services. Discuss the "flow of funds" from

the company's customer or its third party payor to the company or to the laboratory or other organization that provides services to the customer.

19. As requested in prior comment 25, please revise to discuss the material terms of your arrangements with MyMedLab and Assurant, including the length of the agreement, the financial terms, and the rights and obligations of each party. Tell us what consideration you have given to filing these agreements as exhibits.

Reporting, page 43

20. Consistent with prior comment 37, please add disclosure that the company has no legal obligation under SEC regulations to provide the information you list on page 58 and that you may decide to not provide such information to investors at any time. You should also add disclosure that, except for certain anti-fraud provisions under federal and state law, the contents in the disclosure documents that you intend to provide voluntarily will not be subject to any specified standards for preparation, nor will they be subject to independent review. Further, it appears that you should provide appropriate qualifying language regarding your ability to be able to provide third-party audited financial statements within 60 days of the close of each business year. Finally, please tell us what consideration you have given to adding a risk factor that you will not be subject to a regulatory structure that requires the company to provide information about itself in the future.

Item 8. Directors, Executive Officers, and Significant Employees, page 47

21. We are reissuing prior comment 27 in part. Please provide the ages of the individuals identified in this section. Please refer to Offering Circular Model B. Item 8(a) and (c) of Form 1-A.

Security Holders, page 55

22. You state that the 100,000 shares of your outstanding common stock are held by approximately 10 stockholders. We note that the 10 stockholders listed on page 50 hold 87.5% of the shares. Please reconcile these statements.

Financial Statement Section, page 56

23. We note that your latest financial statements as of June 30, 2014 exceed 180 days. Please update your financial statements to comply with the instructions set forth in Part F/S of the Form 1-A.

24. We note that in response to comment 34, you have provided financial statements for each required fiscal year separately. As you update your financial statements, please consider presenting prior period financial statements for the year ended December 31, 2013 on a

comparative basis with those of the current period. We refer you to paragraph ASC 205-10-45-1 and 45-2 regarding comparative financial statements.

25. We note that in response to prior comment number 34, you have provided Statements of Revenue and Expenses as of December 31, 2013 and 2012. Please explain why there are no expenses presented when you disclose that you were originally formed as "BioHub, LLC" in May 2010 and appear to employ human capital.

26. We note that you have provided a statement of cash flows as of June 30, 2014, March 31, 2014, December 31, 2013, and December 31, 2012. However, it appears that the ending balances are not a sum of the activities listed in the statement of cash flows. Please tell us how the activities reconcile to the ending balances.

27. We note in response to comment numbers 35 and 36, you have removed your notes to the financial statements. Please tell us what consideration was given in disclosing the accounting policy for items that materially affect the determination of the financial statements. We refer you to ASC 235-10-50-3.

Part III - Exhibits

28. Please include an index to your exhibits. Refer to Item 1 of Part III of Form 1-A.

29. As indicated in prior comment 38, please file your charter and by-laws, all instruments defining the rights of security holders (such as the notice of designation of preferred stock), escrow agreements, an opinion of counsel as to the legality of the securities offered, and any other applicable exhibits pursuant to Item 2 of Part III.

30. We reissue prior comment 39. A unit holder should not be required to acknowledge he/she has "read," "reviewed" or "understands" all of the terms of the offering. Please revise your subscription agreement accordingly.

31. With respect to prior comment 40, please revise the subscription agreement to include a statement in a prominent place informing the subscribers that by making any representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should note whether the company intends to assert the representations as a defense in any subsequent litigation. Please also revise your disclosure regarding the subscription agreement in the offering circular to include these items. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Natalie Cruz
        Alternative Securities Markets Group